SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: REIT Exchange Fund, Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code):

801 Arthur Godfrey Road
Suite 300

Miami Beach, Florida 33140

Telephone Number (including area code): (305) 209-9898

Name and address of agent for service of process:

Nathan D. Leight
Spring Asset Management LLC
801 Arthur Godfrey Road
Suite 300
Miami Beach, Florida 33140

Copies to:

Thomas D. Balliett, Esq.
Phillip R. Weingold, Esq.

Kramer Levin, Naftalis & Frankel LLP

1177 Avenue of the Americas
New York, New York 10036

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes ☒ No ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Miami Beach and the State of Florida on the 9th day of April, 2013.

REIT EXCHANGE FUND, INC.

		By:	/s/ Nathan D. Leight
Name: Nathan D. Leight
Title: Chief Executive Officer
ATTEST:

By:	/s/ Stephen S. Schifrin
Name: Stephen S. Schifrin
Title: Secretary